UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Membership Collective Group Inc.
(Name of Issuer)
Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)
586001109
(CUSIP Number)

December 31, 2022
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 586001109		13G	Page 2 of 7 Pages
1	NAME OF REPORTING PERSON Third Point LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 586001109		13G	Page 3 of 7 Pages
1	NAME OF REPORTING PERSON Daniel S. Loeb
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12	TYPE OF REPORTING PERSON IN

This Amendment No. 1 to Schedule 13G (this “Amendment No. 1”) is being filed with respect to the Class A Common Stock, par value $0.01 per share ("Common Stock") of Membership Collective Group Inc. (the “Issuer”), to amend the Schedule 13G filed by the Reporting Persons on February 14, 2022 (the “Schedule 13G”). This Amendment No. 1 is being filed to report changes in the number of shares of Common Stock beneficially owned by the Reporting Persons and to report that the Reporting Persons no longer beneficially own more than 5 percent of the Common Stock. Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the Schedule 13G.
Item 1(a): Name of Issuer:
Membership Collective Group Inc.
Item 1(b): Address of Issuer's Principal Executive Offices:
The Issuer's principal executive offices are located at 180 Strand, London, WC2R 1EA, United Kingdom.

Item 2(d): Title of Class of Securities:
Class A Common Stock, par value $0.01 per share.
Item 2(e): CUSIP Number:
586001109.
Item 4: Ownership:

A. Third Point LLC
(a) Amount beneficially owned: -0-
(b) Percent of class: 0.0%.  The percentages used herein and in the rest of this Schedule 13G are calculated based upon the 56,081,537 shares of Common Stock issued and outstanding as of November 14, 2022, as reported in the Issuer’s quarterly report on Form 10-Q for the quarterly period ended October 2, 2022, as filed with the U.S. Securities and Exchange Commission on November 16, 2022.
(c) Number of shares as to which such person has:
(i)	Sole power to vote or direct the vote: -0-
(ii)	Shared power to vote or direct the vote: -0-
(iii)	Sole power to dispose or direct the disposition: -0-
(iv)	Shared power to dispose or direct the disposition: -0-

B. Daniel S. Loeb
(a) Amount beneficially owned: -0-
(b) Percent of class: 0.0%.  The percentages used herein and in the rest of this Schedule 13G are calculated based upon the 56,081,537 shares of Common Stock issued and outstanding as of November 14, 2022, as reported in the Issuer’s quarterly report on Form 10-Q for the quarterly period ended October 2, 2022, as filed with the U.S. Securities and Exchange Commission on November 16, 2022.
(c) Number of shares as to which such person has:
(i)	Sole power to vote or direct the vote: -0-
(ii)	Shared power to vote or direct the vote: -0-
(iii)	Sole power to dispose or direct the disposition: -0-
(iv)	Shared power to dispose or direct the disposition: -0-

Item 5: Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: ☒
Item 10: Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
[Signatures on following page]

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 10, 2023
THIRD POINT LLC

By: Daniel S. Loeb, Chief Executive Officer

By:	/s/ William Song
Name: William Song
Title: Attorney-in-Fact

DANIEL S. LOEB

By:	/s/ William Song
Name: William Song
Title: Attorney-in-Fact

EXHIBIT INDEX

Exhibit 99.1:
Joint Filing Agreement, dated February 14, 2022, by and between Third Point LLC and Daniel S. Loeb, was previously filed with the SEC on February 14, 2022 as Exhibit 99.1 to the Schedule 13G and is incorporated herein by reference.

Exhibit 99.2:
Power of Attorney granted by Daniel S. Loeb in favor of William Song and Joshua L. Targoff, dated February 17, 2021, was previously filed with the SEC on March 4, 2021 as Exhibit 24 to the Form 4 filed by Third Point LLC and Daniel S. Loeb with respect to Radius Global Infrastructure Inc. and is incorporated herein by reference.